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September 13, 2022

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Attention: Austin Wood

RE: Four Leaf Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted July 1, 2022

CIK No. 0001936255

Ladies and Gentlemen:

This letter sets forth the response on behalf of Four Leaf Acquisition Corporation (the “Company”) to your letter, dated July 28, 2022, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001936255) confidentially submitted to the Commission on July 1, 2022 (the “Registration Statement”). For your convenience, the comments are reproduced below before the Company’s responses. Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined herein have the meanings assigned to such terms in the Draft Registration Statement.

Draft Registration Statement on Form S-1 filed July 1, 2022

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Division of Corporation Finance Washington, D.C. 20549 September 13, 2022 Page 2	Attorneys at Law nixonpeabody.com @NixonPeabodyLLP

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 49-50 of the revised Registration Statement filed herewith.

Permitted Purchases of Public Shares and Public Warrants by Our Affiliates, page 20

2.

We note disclosure here and elsewhere that your sponsor, initial shareholders, officers, directors, advisors and affiliates may purchase shares from public stockholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that all public securities of the Company acquired by the Sponsor and its affiliates outside of the redemption offer process will satisfy the conditions set forth in Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01.

In response to the Staff’s comment, the Company has revised its disclosures on pages 16, 21-22, 25, 35, 39-40, 77-78, 100-101, 103, 130 and 139 of the revised Registration Statement filed herewith.

Management, page 115

3.

Please revise your disclosure regarding the background and history of your executive officers and directors to comply with Item 401(e)(1) of Regulation S-K. Specifically, revise your disclosure to describe the business experience, principal occupations and employment, of the named executive officers and directors during the past five years, including the dates and duration of their employment. Additionally, revise the background of your Chief Financial Officer to comply with the Item 401(e) requirements.

Division of Corporation Finance Washington, D.C. 20549 September 13, 2022 Page 3	Attorneys at Law nixonpeabody.com @NixonPeabodyLLP

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 120-122 of the revised Registration Statement filed herewith.

If you have any questions or comments in connection with these matters or the revised Registration Statement generally, please me at (312) 977-4426 or drbrown@nixonpeabody.com, or my colleague Conrad Adkins at (312) 977-4459 or cadkins@nixonpeabody.com.

Sincerely,

/s/ David R. Brown
David R. Brown
Nixon Peabody LLP

cc: Angel Orrantia